

07028017

RECEIVED

2007 NOV 15 A 4:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SERVICE ACTIONNAIRES

75, QUAI D'ORSAY
75321 PARIS CEDEX 07
☎ : 01 40 62 55 55
Fax : 01 40 62 54 65
N° vert : 0 800 16 61 79
http://www.airliquide.com
e-mail : actionnaires@airliquide.com

Mr. Elliot STAFFIN
U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop Room 36-28
100 F Street, N.E.
Washington, DC 20549

By DHL

RE: L'Air Liquide S.A. (SEC File No. 82-5224)
Rule 12g3-2(b) Exemption

SUPPL

Ladies and Gentlemen:

We make reference to Paragraph II of our letter to the Securities and Exchange Commission dated August 8, 2006.

In accordance with Subparagraph (1)(iv) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

- 5 Press releases between October 25 to November 9
- 2 Euronext Paris Notice dated October 25 and November 7
- 1 Disclosure of share buy-backs dated November 6
- 1 Free translation of declaration to AMF on number of shares & voting rights

Please acknowledge receipt of the enclosed materials by date-stamping the enclosed copy of this letter and returning it in the self-addressed stamped envelope provided.

If you have any questions or require any further information in respect of the enclosed materials, please contact the undersigned at 33 1 40 62 52 63. Correspondence by facsimile may be directed to the undersigned at 33 1 40 62 54 65.

PROCESSED
NOV 20 2007
THOMSON FINANCIAL

Very truly yours,

L'AIR LIQUIDE S.A.

By: ______________________ Paris November 12, 2007
Name: Bruno de La Villarmois
Title: Relation Place

Encl.

11/19



Paris, November 9, 2007

Air Liquide invests in the South of Germany

Contacts:

Corporate Communication
Anne Lechevranton
+33 (0)1 40 62 50 93
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Air Liquide Deutschland GmbH has decided to set up one of the largest units in Germany for the liquefaction of gases (nitrogen, oxygen and argon) in the Ulm region.

With this investment of nearly €60 million, the Air Liquide Group is reinforcing its supply network for industrial gases, which are used in many industrial production processes. This new activity also enables the Group **to accompany the growth of its customers in Germany,** particularly in the following sectors: automobile construction, mechanical construction, electrical engineering, food processing, as well as in technological development (such as in the domain of renewable energy) in research and in activities which traditionally dominate the economy in Southern Germany.

The start-up of the unit, which will produce approximately **700 tonnes of liquefied gases per day**, is scheduled for **the end of 2009**. About 15 jobs will be created.

This investment is likewise a further illustration of Air Liquide's commitment to sustainable development. The distances between the production site and customers facilities will be reduced considerably, contributing to a reduction of road traffic and CO_2 emissions from transportation.

Klaus Schmieder, Senior Executive Vice-President, Air Liquide Group, stated: ***"Our investment in the South of Germany is an integral part of our expansion strategy in order to meet the increasing needs of our customers and to further develop our range of products and services for the key industries in Germany."***

Industrial Merchant activities of Air Liquide

From craftsmen to small businesses, these customers use **gases in small and medium quantities**, in 5 key sectors:

- food and pharmaceuticals,
- automobile and manufacturing,
- craftsmen and distributors,
- materials and energy,
- technology and research.

2006 revenues amounted to **€ 4.364 billion.**

Air Liquide in Germany

has around **2,000 employees** and serves ~ **300,000 customers**. With a sales volume of approx. **€ 940 million** (2006), Air Liquide is the **second largest provider** of industrial and medical gases.

*With nearly **40,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced technologies and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen**. The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*


LIQUIDE
AIR

Paris, November 8, 2007

Changes to the Board of Directors and Management of Air Liquide

Contacts:

Corporate Communication
Anne Lechevranton
+33 (0)1 40 62 50 93
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Upcoming dates

Actionaria Exhibition in Paris:
16 and 17 November 2007

FY 2007 revenue and earnings:
Friday 15 February 2008

The **Board of Directors**, which met on 8 November, examined the mandates which will expire at the Annual General Meeting of Shareholders to be held on 7th May 2008. As previously announced, **Mr Edouard de Royere,** Honorary Chairman of Air Liquide has indicated that he does not wish his mandate to be renewed. The Board has expressed its great appreciation for all the years of service he has given in the interests of the Group and its shareholders, particularly as Chairman and CEO, then as a director and Honorary Chairman of Air Liquide.

It is also proposed to include in the agenda at the next Annual General Meeting of Shareholders, the **renewal of mandate for Professor Rolf Krebs** for a further four years, as well as the **nomination as directors of Madam Karen Katen and Mr Jean-Claude Buono**. These proposed appointments will be submitted to the members for approval at the next Annual General Meeting of Shareholders on 7th May 2008.

Born in 1948, an American national, Madam Karen Katen has spent all her career in the Pfizer group, most recently in the position of Vice Chairman of Pfizer Inc. and President of Pfizer Human Health. With more than 30 years experience in management and operations, Madam Katen brings to Air Liquide her deep knowledge of the health sector in North America and the rest of the world.

Born in 1943, Mr Jean-Claude Buono joined Air Liquide in 1989. After more than 18 years dedicated to the Air Liquide Group, Mr Buono has taken the decision to complete his mandate as Senior Executive Vice-President, and to retire at the end of 2007. Mr Buono has contributed greatly to the development of Air Liquide in Europe and Asia and has brought to the Group his extensive financial and legal expertise. Moreover, Mr Buono brings to the Board his deep knowledge of the Group, of its business and the special nature of its shareholder base thus ensuring good continuity of Air Liquide values.

The Board of Directors has **appointed**, as proposed by Benoît Potier, Chairman and CEO of Air Liquide, **Pierre Dufour, as Senior Executive Vice-President.**

Pierre Dufour, 52, Canadian, joined the Air Liquide Group in 1997 as Director of the International Engineering Department. He has been a member of the Executive Committee since 2000 and Executive Vice-President since 2002. In particular, he supervises the Americas, Africa and Middle East zones, as well as the Large Industries business line. He is also the CEO of American Air Liquide Holdings Inc, the North American subsidiary of the Group. Pierre Dufour will assume his position once the required formalities have been completed.

With **Benoît Potier**, Chairman and CEO and **Klaus Schmieder** and **Pierre Dufour,** Senior Executive Vice-Presidents, the Group's **Executive Committee** will be made up of **Jean-Pierre Duprieu,** Asia-Pacific area and Electronics business line, **Jean-Marc de Royere**, Healthcare business line, **François Darchis**, Industrial Merchant business line, Engineering and Research, **John Glen**, Finance and Administration, and **Ron LaBarre**, Development and International Customers. Benoît Potier also **appointed**, with effect from 9 November 2007, **Guy Salzgeber**, Vice-President of European Operations and **Augustin de Roubin**, Vice-President of Human Resources as **members of the Executive Committee.**

*With nearly **40,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen**. The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*





Corporate Communication
Anne Lechevranton
+33 (0)1 40 62 50 93
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31
Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18
U.S. Corporate Communications
Diane Labelle
(713) 624-8082
Michael Rosen
(713) 624-8023

Paris, November 5, 2007

Air Liquide finalizes the acquisition of Scott Specialty Gases

Air Liquide America Specialty Gases LLC, a 100% Air Liquide affiliate, has finalized the **purchase of the assets of Scott Specialty Gases, Inc.**, a leading privately held international producer and supplier of mixed and pure specialty gases to the **analytical, medical and electronics sectors**, and of high-performance gas handling equipment and specialty gas delivery systems.

In the U.S., the newly established entity is headquartered in Plumsteadville, Pennsylvania. The acquisition will add 450 Scott Specialty Gases employees to Air Liquide's current workforce of 3,800 employees in the U.S. The combined Air Liquide and Scott operations in the high growth market for specialty gases **will provide Air Liquide with a new platform for growth and a true nationwide U.S. presence**, notably in the Middle Atlantic, North Central and Pacific regions of the U.S.

Internationally, Scott develops business from the UK and the Netherlands, to Europe, India, Africa the Middle East and from the U.S. to Taiwan. Air Liquide has also integrated Scott's European operations into **Air Liquide UK Limited**, based in Newcastle-under-Lyme, UK and **Scott Specialty Gases Netherlands, BV**, in Breda, NL.

Specialty gases in the US

The **U.S. market for specialty gases has been growing at an annual rate of 6%** and represents approximately **$1.3 billion in sales** (of which $725 million are sales to the laboratory and analytical sector), out of an estimated total market of $4.5 billion for all packaged gases. Specialty gases are primarily used in **laboratories and for analytical protocols**; other sectors include gases for the **manufacturing of electronics components** and **gases used as calibration standards.**

Air Liquide in the US

American Air Liquide Holdings, Inc. is the Air Liquide subsidiary responsible for **North American operations**. In the U.S., **with 3,800 employees** in more than 200 locations, it offers **industrial gases and related services** to a variety of customers in the large industry, industrial merchant, electronics and healthcare markets.

*With more than **38,000 employees in 72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced technologies and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen**. The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*



Paris, 30 October 2007



Ako
Kyoto
Okayama
Tokyo
Osaka
Hiroshima

Japan Air Gases invests in a third Electronic Material Center

press release

The demand for Electronic Specialty Gases (ESG) is continuously increasing led by the growth of the semiconductor, flat panel manufacturers and solar cell industries. Japan Air Gases (JAG) has a leading position in Japan with two Electronic Material Centers (EMC), one in Tsukuba and one in Ina.

To support the further growth of this very dynamic Electronics Specialty Gases sector, **JAG is investing around €15 million, in an new Electronics Material Center (EMC) in the Harima Science Park in Ako, Hyogo, located north-west of Osaka which will be dedicated to silane bundle transfilling as well as other high value molecules** while also creating capacity for further expansion.

This third center in Japan - after Tsukuba and Ina - **will reinforce the reliability of supply** and **increase logistical' efficiencies**. It will be operational by 2008 and will strengthen Air Liquide Electronics' worldwide presence.

Christophe Fontaine, Vice-President Electronics, Air Liquide Group, commented: ***"This new JAG investment is in line with Air Liquide's strategy to actively invest in fast-growing markets, such as the supply of gases and advanced materials to the electronics industry in Japan. It will enable us to strengthen our overall supply chain, particularly in the west of Japan but also to support our customers even more effectively in other parts of Japan as well as in Asia."***

*With more than **38,000 employees in 72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen.** The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

Contacts :

Corporate Communication
Anne Lechevranton
+33 (0)1 40 62 50 93
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31
Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Air Liquide Electronics
Caroline La
+886 (0)2 66 17 80 68 ext 2063
Air Liquide in Japan
Shun Toyoyama
+ (81) 3 3536 2642

Air Liquide in Japan

Japan Air Gases (100% controlled by Air Liquide) is fully dedicated to the supply of industrial and medical gases and related services to the Japanese market. In the field of Electronics, Japan accounts for 40% of total Air Liquide's Electronics worldwide business and serves as an important technological and business hub to other Asian countries in this global worldwide market.

Air Liquide Electronics

With **3,000 employees** and **€ 864 million** annual sales in 2006, Air Liquide Electronics has activities in **ultra-pure and specialty gases, new molecules, related equipment** and **customized services.**
The Electronics division management is based in Tokyo to enhance its proximity to the booming semiconductor market in Asia.

Air Liquide will be present at **SEMICON Japan 2007** on Dec.5-7, 2007, Hall #8 Booth No. A-216.

www.airliquide.com



Paris, 25 October, 2007



Third quarter 2007 revenue: €2,941 million, +10.3%

Accelerating growth, strengthened by Lurgi acquisition

Third quarter highlights

- Gas and Services sales growth at its **highest rate** since beginning 2004
- Growth acceleration drivers: **Europe** and **Asia, Electronics** and **Healthcare**
- **Lurgi** acquisition successfully finalized
- **Homecare, new leadership positions:** n°1 in Germany, n°2 in the UK
- **Industrial capex** for 2007 projected to be **up +30%**

Upcoming dates

Salon Actionaria in Paris:
16 & 17 November 2007

FY 2007 revenue and earnings:
Friday 15 February 2008

Contacts

Corporate Communication
Anne Lechevranton
+33 (0)1 40 62 50 93
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Third quarter 2007 revenue:

		Change as published 2007 / 2006	*Comparable** 2007 / 2006
Group revenue	**€ 2,941 million**	***+10.3%***	***+7.4%***
• of which Gas and Services	€ 2,485 million	*+5.0%*	*+7.9%*
• of which Related Activities	€ 456 million	*+52.7%*	*+3.4%*

** Comparable: excluding impact of currency, natural gas and Lurgi acquisition*

Third quarter 2007 **Group revenue grew +10.3%**. Over the three months, currency impact remains negative (-2.4%) while natural gas price impact was not significant. On a comparable basis, ie. excluding these effects and the impact of the acquisition of the engineering company Lurgi, revenue growth was **+7.4%**.

In the third quarter, **Gas and Services** sales reached **2,485 million euros** growing **+7.9%** on a comparable basis, their highest growth rate since the beginning of 2004. This acceleration comes after a +6.3% progression in the second quarter and a +5.3% growth in the first quarter. **All business lines and geographies contributed to this good performance.**

Recurring operating margin continues to improve in Gas and Services, thanks to the productivity and efficiency programs. At the Group level, the operating margin is expected to remain stable, given the now more important weighting of engineering activities.

Commenting on third quarter activity, **Benoît Potier, Chairman and CEO of the Air Liquide Group,** stated:

« This good third quarter confirms the relevance of our growth model. We are fully benefiting from positive momentum in our markets in Europe as well as in Asia, with a strong acceleration in our Electronics and Healthcare businesses.

We continue to find attractive, targeted acquisitions on a regular basis, to supplement our internal development strategy.

Finally, our €10 billion investment program over 2007-2011, announced in July, is progressing according to plan.
All these elements give us confidence in Air Liquide's capacity to deliver solid and sustainable growth.

For 2007, we confirm our goal to reach double-digit growth in net profit. »


AIR LIQUIDE

3rd Quarter 2007 Revenue

in millions of euros	Q3 2006	Q3 2007	07/06 as published	07/06 *comparable**
Total Gas and Services revenue	2 367	**2 485**	*+5.0%*	***+7.9%***
Related Activities	299	456	*+52.7%*	*+3.4%*
Total revenue	2 666	**2 941**	***+10.3%***	***+7.4%***
	YTD September 2006	**YTD September 2007**	**07/06 as published**	**07/06 comparable***
Total Gas and Services revenue	7 188	**7 397**	*+2.9%*	*+6.5%*
Related Activities	960	**1 173**	*+22.1%*	*+7.8%*
Total revenue	8 148	**8 570**	*+5.2%*	*+6.7%*

* comparable: excluding impact of currency, natural gas and Lurgi scope effect

Third quarter 2007 Group revenue reached **2 941 million euros**, **up +10.3%, including the consolidation of Lurgi** for two months for total revenue of 151 million euros, included in Related Activities. Excluding a negative **-72 million euros of currency impact,** minimal natural gas effect and the acquisition of Lurgi (see Appendix 2), **comparable growth was +7.4%,** thanks to **accelerated comparable growth in Gas and Services of +7.9%.**

1.1 Gas and Services

Revenue in millions of euros	Q3 2007	Q3 07/06 *as published*	Q3 07/06 *comparable**
Europe	**1 338**	*+7.2%*	*+7.6%*
Americas	**620**	*-3.1%*	*+2.7%*
Asia-Pacific	**480**	*+10.5%*	*+16.1%*
Middle East and Africa	**47**	*+5.6%*	*+11.5%*
Gas and Services	**2 485**	***+5.0%***	***+7.9%***
Industrial Merchant	**1 112**	*+3.1%*	*+5.4%*
Large Industries	**734**	*+2.6%*	*+6.4%*
Electronics	**244**	*+13.4%*	*+20.1%*
Healthcare	**395**	*+10.4%*	*+11.1%*

* comparable: excluding impact of currency, natural gas and Lurgi scope effect

All growth figures in the text below are on a comparable basis, excluding currency and natural gas impact.

In Q3 **Gas and Services** revenue growth accelerated to **+7.9%** on a comparable basis to **2 485 million euros, compared to +6.3% in Q2 and +5.3% in Q1**. This acceleration was achieved principally due to production unit ramp-ups and acquisitions in Europe and Asia-Pacific.

Growth in **Industrial Merchant** (+5.4%) was driven by strong demand in the US, Germany and China, while activity in France and Japan was stable. New liquid capacity expansions are under construction in Bulgaria, the US and China. **Large Industries** performance (+6.4%) has benefited from a start-up in Russia and ramp-ups in Europe and Asia-Pacific, tempered somewhat by some significant plant stoppages in the US. **Electronics** grew by +20.1%, due to several start-ups in Asia, and the ramp-up of 23 units since the beginning of 2006, boosting carrier gases and Electronics Specialty Gases (ESG) sales. Equipment sales were higher due to a new installation for Toshiba in Japan. This was further helped by the full consolidation of the Singapore activities and the integration of the Japanese JV, Toshiba Nano Analysis. **Healthcare** revenue growth (+11.1%) continued to accelerate in Q3, with solid underlying demand, expansion of portfolio of treatments of chronic pathologies (particularly sleep apnea) and the acquisitions of 5 small homecare companies in Germany and one in the UK. Further, Allied Respiratory, acquired at the end of the quarter, will be consolidated from Q4 and gives the Group a number two position in the UK homecare market.

Europe

Revenue for Q3 2007 was **1 338 million euros**, a comparable growth of **+7.6%, up from +5.2% in Q2 and +4.1% in Q1**. All business lines except Electronics, affected by lower equipment sales, contributed to this acceleration.

Industrial Merchant achieved growth of **+5.5%** for the period, with particularly strong bulk and cylinder demand in Germany, good cylinder volumes in all other countries and the consolidation of the acquired UK business for the full quarter. Good demand was registered in the automotive, manufacturing, and particularly in the fast growing photovoltaic market.

Large Industries achieved **+10% growth** in Q3, largely as a result of the start-up of the oxygen unit for SeverStal in Russia in August and the ramp-ups of the Lavera (France) and Priolo (Italy) hydrogen units. Underlying demand from the steel manufacturers, the refineries and chemical clients is still strong.

Healthcare growth accelerated to **+10.7%** in Q3 versus +6.7% for the first half. This performance was driven by double digit growth in homecare and hygiene and full quarter consolidation of the acquisitions. The performance of the hospital activity has also improved with the easing of price erosion, as the significant Southern European contract renewal phase comes to an end.

Electronics declined by **-4.0%** due to lower equipment sales resulting from the lack of any new fab project in Europe in 2007.

Americas

Revenue for the Americas was **620 million euros**, an increase of **+2.7%.** Performance was contrasted with good growth in Industrial Merchant offset by weaker volumes in Large Industries in the US.

Industrial Merchant progressed **by +5.7%,** benefiting from an attractive US market, in which strong demand is still not met by additional capacity under construction, creating a favorable pricing environment. Sales were stable in Canada, relative to a high level in 2006, due to a tough market environment in manufacturing. South America achieved sustained growth.

Large Industries, with no start-ups during the period, declined **by -1.9%** due to some significant client turnarounds during the period and in particular, a 5-week turnaround at one major client affecting steam and electricity volumes. This was partially compensated by good trends in Canada and South America.

Electronics registered growth of **+4.2%** in Q3, boosted by strong carrier gases and ESG sales due to a major start-up in Q2, offset somewhat by lower equipment sales since the start-up.

Asia-Pacific

Q3 revenue in Asia-Pacific, at **480 million euros, was up +16.1%,** against +11.5% for the first half. This is due to continued strong trends in China, additional revenues for the full consolidation of the ex South East Asian JVs and despite a slowdown in Japanese domestic demand.

Industrial Merchant was up **+3.6%.** Activity was stable in Japan resulting from a softening in the economy since August. Emerging Asia remained strong, particularly in China, where new liquid capacities have progressively come on stream.

Electronic recorded **+34.7%** growth, due to start-ups in South Korea, Japan and Singapore and strong seasonal demand. Consequently, ESG volumes saw double digit growth. Equipment sales were also strong, particularly in Japan for the new Toshiba Yokkaichi fab. The performance was also helped by the full consolidation of Singapore operations and TNA, the Japanese JV with Toshiba, created end of 2006.

Large Industries continued to record substantial growth **(+15.7%),** mainly driven by ramp-ups in China, with no new start-up. The next phase of start-ups in China will come in the second half of 2008. South Korea and the Philippines showed good progress.

Healthcare was up **+25.1%,** helped by the entry into the homecare market in China with the acquisition of Hong Kong-based Celki.

Middle East and Africa

Middle East and Africa revenue reached **47 million euros**, and continued to record **double digit growth**, driven mainly by dynamic Industrial Merchant activity in South Africa and Large Industries in Egypt.

1.2. Related Activities

Revenue in millions of euros	**Q3 2007**	**Q3 07 / 06 reported**	**Q3 07 / 06 comparable***
Engineering and Construction	**232**	*+194.6%*	*+6.2%*
Welding	**134**	*+3.8%*	*+3.7%*
Chemicals	**55**	*+2.5%*	*+2.5%*
Diving & others	**35**	*-5.9 %*	*-2.1%*
Related Activities	**456**	***52.7%***	***3.4%***

* comparable: excluding impact of currency, natural gas and Lurgi scope effect

Related Activities were up 52.7% due to the consolidation of two months of Lurgi. Concerning **Engineering and Construction**, Lurgi hydrogen technology is now embedded into the Group's hydrogen offer and is currently being marketed actively as part of the integration process of Lurgi. The order backlog guarantees us full loading of our capacities and our resources are being progressively orientated towards Large Industries projects. Chinese manufacturing capacity is being doubled.

The growth in **Welding** was impacted by temporary supply issues while demand remains strong.

2. Comment on the financial structure and the results of the Group

Gas and Services recurring operating margins continue to progress due to the contribution of the Opal project. At **Group level, margins** for the full year are expected to be **stable** due to the change in mix of business with the increased weight of engineering in total Group sales.

Industrial capital expenditure for the year is estimated to be up about +30% against the 1.1 billion euros in 2006. Acquisition investments to 30th September totalled approximately 1.2 billion euros.

In July and early October with the emission of 5.5 and 10-year EMTNs for a total of 900 million euros, financed at competitive rates, we extended our debt maturity, brought the fixed debt ratio up to 70% and ensured that our average cost of debt remains more or less stable.

In the first nine months of the year, **share buy-backs** amounted to a total of 3 496 642. This represents **1.4% of the capital** of the Group, and is in line with our announced share buy-back program of 2 to 2.5% per annum. The total number of shares outstanding at 30th September was 242 039 338 million.

3. Outlook

All of our major markets remain well orientated. In the US, we have seen only limited indication of a slowdown, while Europe and Asia continue to show good growth. On this basis, we confirm our guidance of double digit growth in net income in 2007.

*With more than **38,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced technologies and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen**. The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

PREVIOUS QUARTER PERFORMANCES

Revenue in millions of euros	Q1 2007	Q1 07/06		Q2 2007	Q2 07/06	
		as published	*comparable**		*as published*	*comparable**
Europe	1 351	*+3.5%*	*+4.1%*	**1 323**	*+4.4%*	*+5.2%*
Americas	628	*-7.7%*	*+3.2%*	**641**	*+1.4%*	*+4.5%*
Asia-Pacific	431	*+3.6%*	*+11.9%*	**450**	*+4.1%*	*+11.1%*
Middle East and Africa	42	*-2.9%*	*+11.9%*	**46**	*+3.5%*	*+14.4%*
Gas and Services	**2 452**	***+0.3%***	***+5.3%***	**2 460**	***+3.5%***	***+6.3%***
Industrial Merchant	1 091	*+0.0%*	*+4.3%*	**1 108**	*+2.0%*	*+5.1%*
Large Industries	763	*-1.5%*	*+5.5%*	**728**	*+4.3%*	*+5.9%*
Electronics	214	*+1.5%*	*+8.8%*	**236**	*+4.1%*	*+11.4%*
Healthcare	384	*+4.3%*	*+5.9%*	**388**	*+6.1%*	*+7.2%*

* comparable: excluding impact of currency, natural gas and Lurgi scope effect

APPENDIX (2)

CURRENCY, NATURAL GAS AND SCOPE IMPACT

In addition to the comparison of published figures, financial information is given excluding currency, the impact of fluctuations in natural gas price and excluding significant scope effect when applicable.

Since industrial and medical gases are rarely exported, the impact of currency fluctuations on revenue and results are limited to the translation effects of the accounting consolidation in euros of the financial statements of our subsidiaries outside the Euro-zone. Fluctuations in natural gas prices are generally passed to our customers through indexed pricing clauses.

Consolidated 3rd quarter 2007 revenue includes the following elements:

in millions of euros	Revenue	Q3 07/06 as published	Currency	Natural gas	Scope	Q3 07/06 comparable*
Group	**2 941**	*+10.3%*	-63.7	-8.6	151	*+7.4%*
Gas and Services	**2 485**	*+5.0%*	-60.1	-8.6	-	*+7.9%*

* comparable: excluding impact of currency, natural gas and Lurgi scope effect

- The **currency effect** represents -63.7 million euros, an impact of –2.4% on Group revenue, mainly due to the appreciation of the euro, against the US dollar and the yen.
- **Natural gas prices** were globally stable in Q3 2007 relative to Q3 2006. The change in natural gas prices represents an impact of -8.6 million euros, or -0.3% on Group revenue.
- The scope effect is entirely due to the consolidation for two months of Lurgi.

REVENUE BY BUSINESS

in millions of euros

	2006		2007	
	3rd Quarter	Total 9 Months	3rd Quarter	Total 9 Months
GAS AND SERVICES	**2,366.8**	**7,187 .8**	**2,484.6**	**7,396.7**
Industrial Merchant	*1,077.9*	*3,255.1*	*1,111.2*	*3,310.4*
Large Industries	*715.9*	*2,188.7*	*734.2*	*2,225.6*
Electronics	*215.2*	*652.6*	*244.1*	*693.8*
Healthcare	*357.8*	*1,091.4*	*395.1*	*1,166.9*
AL WELDING	**129.6**	**404.1**	**134.4**	**439.5**
OTHER ACTIVITIES	**90.4**	**294.2**	**89.7**	**292.6**
Chemicals	*53.3*	*175.4*	*54.7*	*176.2*
Other	*36.4*	*116.9*	*34.5*	*115.0*
Holding	*0.7*	*1.9*	*0.5*	*1.4*
ENGINEERING/CONSTRUCTION	**78.8**	**262.3**	**232.5**	**441.0**
TOTAL	**2,665.6**	**8,148.4**	**2,941.2**	**8,569.8**

REVENUE BY REGION

in millions of euros

2007: Total 9 Months	Europe	Americas	Asia Pacific	Africa/ Middle-East	TOTAL
Gas and Services	4,012.6	1,889.0	1,360.9	134.2	7,396.7
AL Welding	439.5				439.5
Other Activities	230.8	57.2	4.6		292.6
Sub/total excluding Eng/Construc.	4,682.9	1,946.2	1,365.5	134.2	8,128.8
Engineering/Construction	287.2	84.1	63.2	6.5	441.0
TOTAL	**4,970.1**	**2,030.3**	**1,428.7**	**140.7**	**8,569.8**

2006: Total 9 Months	Europe	Americas	Asia Pacific	Africa/ Middle-East	TOTAL
Gas and Services	3,821.1	1,952.5	1,282.7	131 .5	7,187.8
AL Welding	404.1				404.1
Other Activities	235.5	53.7	5.0		294.2
Sub/total excluding Eng/Construc.	4,460.7	2,006.2	1,287.7	131.5	7,886.1
Engineering/Construction	112.5	36.5	100.1	13.2	262.3
TOTAL	**4,573.2**	**2,042.7**	**1,387.8**	**144.7**	**8,148.4**

NOTICES



CORPORATE EVENT NOTICE:	Augmentation du nombre d'actions en circulation
	L'AIR LIQUIDE
PLACE:	Paris
AVIS N° :	PAR_20071107_9616_EUR
DATE:	07/11/2007
MARCHÉ:	Eurolist by Euronext

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 11051 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions existantes, seront admises sur Eurolist by Euronext à partir du 09/11/2007.

Ancien nombre de titres en circulation:	242233044
Nombre de titres à admettre:	11051
Nouveau nombre de titres en circulation:	242244095
Origine:	Levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE:	Increase of the number of outstanding shares
	L'AIR LIQUIDE
LOCATION:	Paris
NOTICE:	PAR_20071107_9616_EUR
DATE:	07/11/2007
MARKET:	Eurolist by Euronext

Increase of the number of outstanding shares

11051 new shares issued by L'AIR LIQUIDE, immediately assimilated with the existing shares, will be listed on the market Eurolist by Euronext as of 09/11/2007:

Old number of outstanding shares:	242233044
Number of shares to be listed:	11051
New number of outstanding shares:	242244095
Reason:	Exercise of options

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

****

NOTICES



CORPORATE EVENT NOTICE:	Augmentation du nombre d'actions en circulation
	L'AIR LIQUIDE
PLACE:	Paris
AVIS N° :	PAR_20070925_9094_EUR
DATE:	25/09/2007
MARCHÉ:	Eurolist by Euronext

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 123072 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions existantes, seront admises sur Eurolist by Euronext à partir du 27/09/2007.

Ancien nombre de titres en circulation:	242039878
Nombre de titres à admettre:	123072
Nouveau nombre de titres en circulation:	242162950
Origine:	Levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE:	Increase of the number of outstanding shares
	L'AIR LIQUIDE
LOCATION:	Paris
NOTICE:	PAR_20070925_9094_EUR
DATE:	25/09/2007
MARKET:	Eurolist by Euronext

Increase of the number of outstanding shares

123072 new shares issued by L'AIR LIQUIDE, immediately assimilated with the existing shares, will be listed

on the market Eurolist by Euronext as of 27/09/2007:

Old number of outstanding shares:	242039878
Number of shares to be listed:	123072
New number of outstanding shares:	242162950
Reason:	Exercise of options

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

****



information

Paris, November 6th, 2007

Disclosure of share buy-back transactions made by Air Liquide on its own shares between 24 October to 1 November 2007 and total to date for 2007

In accordance with the regulations governing Share buy-back programs, Air Liquide hereby declares the following transactions executed on its own shares :

Trading date	Number of shares	Weighted average price	Total amount €
25 October	8,650	93.13 €	805,589 €
1 November	1,380	92.95 €	128,269 €
Total period	**10,030**	**93.10 €**	**933,857 €**

Annual cumul	Number of shares	Weighted average price	Total amount €
January 1st to October 31	**4,401,220**	**91.38 €**	**402,167,133 €**

*With nearly **38,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services, The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen,** The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels,,,*

*Air Liquide is committed to **sustainable development** and helps to **protect life**, Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**, Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**, Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%, Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073),*

For further information, please contact:

Shareholder Services
Bernard Giroux ☎ + 33 (0)1 40 62 54 42

Investor Relations
Virginia JEANSON ☎ + 33 (0)1 40 62 57 50

www.airliquide.com

AMF

FORMULAIRE DE DECLARATION D'ACTIONS ET DE DROITS DE VOTE

Modèle à adresser en application de l'article L. 233-8 II du code de commerce à

AMF
Autorité des marchés financiers
Direction des Emetteurs
17, place de la bourse
75002 PARIS

Tél. : **01 53 45 62 48 / 77** Fax : **01 53 45 62 68**

En application de l'article L. 233-8 II du code de commerce des articles 221-1 2° f), 221-3 et suivants, et 223-16 du règlement général de l'AMF, les sociétés dont des actions sont admises aux négociations sur un marché réglementé publient et transmettent à l'AMF, chaque mois, le nombre total de droits de vote et le nombre d'actions composant le capital social s'ils ont varié par rapport à ceux publiés antérieurement. Ces sociétés sont réputées remplir l'obligation prévue aux articles L. 233-8 I et R. 233-2 du code de commerce.

- **Coordonnées de la personne chargée de suivre le présent dossier :**
  - Nom et Prénom : ......**BURAY Geneviève**..
  - Tel : ...**01 40 62 52 63**............. Fax : ...**01 40 62 54 65**. Email : **genevieve.buray@airliquide.com**

- **Société déclarante :**
  - Dénomination sociale : ....**L'AIR LIQUIDE**...
  - Adresse du siège social : ......**75 Quai d'Orsay – 75007 PARIS**.. .
  - Marché Réglementé (Eurolist) :

  ☑*Compartiment A* ☐*Compartiment B* ☐*Compartiment C*

1. **Nombre total d'actions composant le capital de la société déclarante : ...242.233.044....................**

2. **Nombre total de droits de vote de la société déclarante incluant les droits de vote suspendus (droits de vote bruts ou théoriques) : ....242.233.044.............................**
   (comme le prévoit le deuxième alinéa de l'article 223-11 du règlement général, le nombre total de droits de vote est calculé sur la base de l'ensemble des actions auxquelles sont attachés des droits de vote, y compris les actions privées de droit de vote).

   - Origine de la variation : ......**Levée d'options**..
   - Date à laquelle cette variation a été constatée : ...**31/10/2007**..

   Lors de la précédente déclaration en date du **05/10/2007**

   - le nombre total d'actions était égal à ...**242.202.594**..
   - le nombre total de droits de vote était égal à ...**242.202.594**..

3. **Nombre total de droits de vote de la société déclarante hors droits de vote suspendus (droits de vote nets ou exerçables)** :..
   (Les sociétés peuvent publier le nombre total de droits de vote sur la base de l'ensemble des actions auxquelles sont attachées des droits de vote effectivement exerçables ; il s'agit d'une information facultative).

- **Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux**
  (cette information n'est pas exigée par la loi, elle sera donc donnée sur une base facultative, l'objectif de l'AMF étant de pouvoir signaler aux actionnaires des sociétés admises sur un marché réglementé l'existence de telles clauses)
  ☑ OUI L'Article 9 des Statuts stipule que : Outre les obligations légales de déclaration à la société, toute personne venant à posséder, directement ou indirectement, seul ou de concert, une fraction de capital ou des droits de vote de la société égale ou supérieure à 2% ou à un multiple de 2% du capital ou des droits de vote (y compris au-delà du seuil de 5%), est tenue d'informer la société dans le délai de quinze jours à compter de la date de franchissement du seuil, et ce indépendamment le cas échéant de la date du transfert effectif de la propriété des titres. Le déclarant devra indiquer le nombre de titres de capital et de valeurs mobilières donnant accès au capital qu'il a en sa possession à la date de sa déclaration. Tout franchissement à la baisse du seuil de 2% ou d'un multiple de 2% du capital ou des droits de vote devra être déclaré de la même manière.

Fait à Paris le 8 novembre 2007......
Signature :
Bernard GIROUX
Direction du Service Actionnaires



informations

Paris, le 8 novembre 2007

FREE TRANSLATION OF DECLARATION TO AMF ON NUMBER OF SHARES & VOTING RIGHTS

Declaration Date:	10/31/2007
Total Number of Shares:	242.233.044
Total number of Voting Rights:	242.233.044
Reason for variation:	Exercise of options
Date:	10/31/2007
Previous Declaration:	09/30/2007
Total Number of Shares:	242.202.594
Total Number of Voting Rights:	242.202.594

****

*With nearly **38,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services, The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen**, The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels,,,*

*Air Liquide is committed to **sustainable development** and helps to **protect life**, Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**, Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**, Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%, Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073),*

END

For further information, please contact:

Shareholder Services
Bernard Giroux ☎ + 33 (0)1 40 62 54 42

Investor Relations
Virginia JEANSON ☎ + 33 (0)1 40 62 57 50

www.airliquide.com